SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.125% CUMULATIVE CONVERTIBLE PREFERRED STOCK

(Title of Class of Securities)

165167-87-5/165167-88-3 (144A)

(CUSIP Number of Class of Securities)

Aubrey K. McClendon

Chairman of the Board and

Chief Executive Officer

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

James M. Prince, Esq.

Vinson & Elkins L.L.P.

2300 First City Tower

1001 Fannin Street

Houston, Texas 77002-6760

713-758-3710

713-615-5962 (fax)

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$86,310,000	$9,236
*	Estimated solely for the purpose of calculating the registration fee and equal to the book value of the 4.125% Cumulative Convertible Preferred Stock on May 2, 2006.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $107.00 for each $1,000,000 of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock equal to (i) 60.0555 shares plus (ii) a number of shares of common stock equal to $89.19 divided by the Weighted Average Price of the Company’s common stock, for each validly tendered and accepted share of 4.125% Cumulative Convertible Preferred Stock, on the terms and subject to the conditions described in the Offer to Exchange, dated May 3, 2006 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. The Weighted Average Price of the Company’s common stock will be calculated pursuant to the procedure set forth in the Offer to Exchange. The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which is attached as exhibit (a)(1) hereto.

This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The exchange offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

As of May 2, 2006, there were 86,310 shares of 4.125% Cumulative Convertible Preferred Stock outstanding.

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal attached as Annex A thereto, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary—The Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Chesapeake Energy Corporation. The address of the Company’s principal executive offices is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Its telephone number is (405) 848-8000.

(b) Securities.

The information set forth in the Offer to Exchange in the section entitled “Description of Preferred Stock” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange in the section entitled “Market for Common Stock and Preferred Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position

Aubrey K. McClendon	Chairman of the Board, Chief Executive Officer and Director

Marcus C. Rowland	Executive Vice President and Chief Financial Officer

Steven C. Dixon	Executive Vice President-Operations and Chief Operating Officer

J. Mark Lester	Executive Vice President-Exploration

Douglas J. Jacobson	Executive Vice President-Acquisitions and Divestitures

Henry J. Hood	General Counsel and Senior Vice President-Land and Legal

Martha A. Burger	Treasurer and Senior Vice President-Human Resources

Michael A. Johnson	Senior Vice President-Accounting, Controller and Chief Accounting Officer

Frank A. Keating	Director

Breene M. Kerr	Director

Charles T. Maxwell	Director

Frederick B. Whittemore	Director

Don Nickles	Director

Richard K. Davidson	Director

The address and telephone number of each director and executive officer is: c/o Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118; (405) 848-8000

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary—The Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer,” “The Exchange Offer—Exchange Ratio,” “The Exchange Offer—Expiration Date,” “The Exchange Offer—Conditions to the Exchange Offer,” “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination,” “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock,” “The Exchange Offer—Withdrawals of Tenders,” “The Exchange Offer—Acceptance; Exchange of Shares of Preferred Stock,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Capital Stock—Common Stock,” “Description of Preferred Stock,” “The Exchange Offer—Accounting Treatment,” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

Aubrey K. McClendon, the Company’s Chairman of the Board and Chief Executive Officer owns 10,000 shares of 4.125% Cumulative Convertible Preferred Stock and may elect to participate in the Exchange Offer on the same terms as will be afforded to all holders of such preferred stock.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the sections entitled “Description of Capital Stock” and “Description of Preferred Stock” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—Why are we making the exchange offer” and “The Exchange Offer—Purpose and Effects of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What do we intend to do with the shares of Preferred Stock that are tendered in the exchange offer,” “Summary—The Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in the section entitled “Summary—Chesapeake,” “Summary—Recent Developments,” “Risk Factors—Shares of Preferred Stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer” and “Capitalization” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What will I receive in the exchange offer if I tender shares of Preferred Stock and they are accepted,” “Summary—The Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Exchange Ratio” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

Aubrey K. McClendon owns 10,000 shares of the Company’s 4.125% Cumulative Convertible Preferred Stock, which is approximately 11.6% of the total number of such shares outstanding as of May 2, 2006.

(b) Securities Transactions.

None of the Company or the Company’s executive officers or directors have effected any transactions with respect to the 4.125% Cumulative Convertible Preferred Stock within the 60 day period prior to May 3, 2006.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offer—Solicitation,” and “—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange in the sections entitled “Where to Find Additional Information” and “Summary Consolidated Financial Data” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Exchange Offer Prospectus in the section entitled “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a	)(1)	Offer to Exchange, dated May 3, 2006, and related Letter of Transmittal.

(a	)(2)	Press Release, dated May 3, 2006.

(b	)	Not applicable.

(d	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a	)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2006

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Aubrey K. McClendon
Aubrey K. McClendon Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)	Offer to Exchange, dated May 3, 2006, and related Letter of Transmittal.

(a)(2)	Press Release, dated May 3, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.